FOR IMMEDIATE RELEASE
CANADA SOUTHERN RECOMMEND SHAREHOLDERS REJECT CANADIAN
SUPERIOR’S AMENDED OFFER
— Board Urges Shareholders to Tender to Canadian Oil Sands Offer
Before it Expires —
CALGARY, AB, August 11, 2006 — The Board of Directors of Canada Southern Petroleum Ltd. (“Canada Southern” or “the Company”) (NASDAQ: CSPLF)(TSX: CSW) today announced its unanimous recommendation that shareholders reject the recently amended offer by Canadian Superior Energy Inc. (“Canadian Superior”) (TSX and AMEX: SNG) and accept the cash US$13.10 per share offer from Canadian Oil Sands Limited (“Canadian Oil Sands”) (TSX: COS.UN).
“With all of its unsupported claims and arcane financial engineering, Canadian Superior’s amended offer is a bridge to nowhere for Canada Southern shareholders,” said Richard C. McGinity, Chairman of the Canada Southern Board. “Compared to the certainty of Canadian Oil Sands’ cash offer of US$13.10 per share, Canadian Superior is offering a largely non-cash, yet fully taxable transaction that contains substantially less value and more risk for our shareholders.”
Under Canadian Superior’s amended offer, Canada Southern shareholders may elect to receive either:
(i) the contingent so-called “Participating Consideration” of 2 common shares of Canadian Superior, plus Cdn$2.50 cash, plus one “Special Exchangeable Share” for each Canada Southern share, with each “Special Exchangeable Share” being exchangeable into a separately tradable “Arctic Royalty Trust Unit” (“ART”) which would constitute trust units of a royalty trust to be established by Canadian Superior; or
(ii) the so-called “Original Consideration” of 2.75 common shares of Canadian Superior plus Cdn $2.50 cash for each Canada Southern share.
The value of the “Participating Consideration” depends heavily on the value one puts on the proposed ARTs. As discussed below, these contingent securities carry significant risks and uncertainties, and in any case would be unlikely to provide any income to unitholders for at least another 10 or 15 years, if ever.
Based on the advice of its financial advisor, CIBC World Markets, and using independent third party estimates for the value of Arctic natural gas of $0.15 per mcf, Canada Southern believes Canadian Superior’s amended offer is worth approximately US$8.60 per share, while its original offer is worth only US$8.18, as of yesterday’s market close.
Mr. McGinity continued, “We can’t say this more plainly: based on our analysis, and with the advice we have received from our legal and financial advisors, we utterly reject Canadian Superior’s claim — which is unsupported by reasonable assumptions or transaction precedents for Arctic assets — that its offer is worth anything more than about US$8.60 per share.”
“Far and away the best, most certain and most credible offer on the table for Canada Southern shareholders is from Canadian Oil Sands and it is for US$13.10 per share in cash. Canadian Oil Sands’ offer is set to expire next week, on August 18th, and they would be free to walk away from the bid if less than 50.01% of the total shares outstanding are tendered. Now is the time for Canada Southern shareholders to tender their shares to the Canadian Oil Sands offer. We urge them to do so.”
Reasons for the Recommendation
The Canada Southern Board believes the Canadian Superior offer fails to provide full value for Canada Southern and is subject to a number of risks and uncertainties. Having carefully reviewed and considered the Canadian Superior Offer, the Board unanimously recommends that shareholders reject the Canadian Superior offer and not tender their shares to it. The Board cited a number of reasons for its recommendation, including the following:
•	Canadian Superior’s amended offer is financially inferior to Canadian Oil Sands cash offer of $13.10 per share. The Canadian Oil Sands offer is the result of an active auction process conducted by the company and CIBC World Markets. It offers a premium of 176% over Canada Southern’s pre-bid stock price, as well as a premium of more than 50% over the consideration being offered by Canadian Superior.

•	Canadian Superior’s estimated value for the ART units is highly speculative, unsupported and unlikely. The trust unit alternative offers new securities that have yet to be created or traded in any market and there may be structural issues in creating such a security. Further, Canadian Superior has not provided any third party independent valuation of these proposed contingent securities and has provided no credible analysis to support its claimed value, which is speculative at best.

In any case, Arctic gas is unlikely to be in production for at least 10 years, and will require the investment of billions of dollars to develop. The type of contingent securities being proposed generally trade on the basis of the amount, certainty and sustainability of cash distributions paid from more mature, cash producing assets. Canada Southern’s Arctic assets do not represent such mature, cash producing assets, but rather are early stage, long-term, frontier development assets. Canadian Superior’s proposed ART could not provide distributions until after production of the Arctic gas commences and then only after its share of anticipated substantial development costs have been paid from production revenues.

Additionally, the proposed Arctic Royalty Trust would have no income or cash flow from which to pay its share of capital, operating or overhead costs until production has commenced.

•	Canadian Superior’s offer contains significant risks. Canadian Superior’s bid documents describe a host of significant risks related to the Special Exchangeable Shares and the ARTs, including the following:
•	The ARTs do not represent a traditional investment.

•	An active, liquid market for the Special Exchangeable Shares and the ARTs may not develop.

•	The Special Exchangeable Shares and the ARTs may experience extreme price and volume fluctuations.

•	The Special Exchangeable Shares will rank junior to all of Canadian Superior’s liabilities to third party creditors in the event of a bankruptcy, liquidation or winding up of Canadian Superior.

•	Canadian Superior has never paid dividends on the Canadian Superior Shares and has no present intention of paying dividends on the Special Exchangeable Shares.
A complete discussion of these risks is available in Canadian Superior’s Form F-10, beginning on page 42. Additional risk factors associated with Canadian Superior’s original offer are contained in the offering documents for that offer, beginning on page 47. Still more risk factors associated with owning Canadian Superior shares are contained in Canadian Superior’s revised annual information form of Canadian Superior, dated June 7, 2006. Each of these documents is available at www.sec.gov or www.sedar.com.
•	Canadian Superior’s amended offer is fully taxable for US and Canadian Canada Southern shareholders. The amended Canadian Superior offer could trigger taxes payable for shareholders which exceed the cash they would receive for their Canada Southern shares, since most of the consideration being offered is non-cash.

•	Canadian Superior’s contingent “Participating Consideration” only exists if more than 2/3 of Canada Southern shareholders tender to it. If a Canada Southern shareholder elects to receive the contingent “Participating Consideration” but less than 66 2/3% of the outstanding Canada Southern shares are tendered to Canadian Superior, the shareholder will not receive the contingent “Participating Consideration”.

•	Tendering to the Canadian Superior offer could jeopardize the availability of the Canadian Oil Sands offer. Canada Southern does not believe an offer for the company will emerge that is superior to the Canadian Oil Sands offer. There is no guarantee that Canadian Oil Sands will extend its offer beyond August 18, 2006. Canadian Oil Sands has the right to walk away from its offer if not more than 50.01% of the shares are tendered to its bid by 12 pm (Midnight), Pacific Daylight Time, Friday, August 18, 2006.
The officers and directors of Canada Southern have each committed to tender their shares and options to the Canadian Oil Sands offer.
Availability of the Directors’ Circular
A Directors’ Circular will be filed with Canadian and U.S. securities regulators in due course. Shareholders are urged to read the Directors’ Circular in its entirety once it becomes available. The document will be available free of charge on Canada Southern’s web site at www.cansopet.com, on SEDAR at www.sedar.com and has been filed as part of a Schedule 14D-9 with the US Securities and Exchange Commission (SEC), and is available free of charge at www.sec.gov.
Shareholders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto when they become available because they will contain important information. Investors can obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto when they become available and all other filings made by Canada Southern with the SEC at the SEC’s website at www.sec.gov. In addition, these materials may be obtained free from Canada Southern by directing a request to Canada Southern, #250, 706 — 7th Avenue S.W, Calgary, Alberta, Canada T2P 0Z1, (403) 269-7741, Attention: Corporate Secretary.
How to Withdraw Shares from the Canadian Superior Offers
Shareholders who have questions or who may have already tendered their shares to either of the Canadian Superior offers and wish to withdraw them, may do so by contacting The Proxy Advisory Group, LLC the information agent retained by Canada Southern, toll free at:
Canada or the United States toll-free: 1-866-678-1770
About Canada Southern Petroleum
Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada. The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada. The Company also owns varying interests in seven Significant Discovery Licenses located in the Arctic Islands in Northern Canada. The Company’s common shares are traded on the NASDAQ Capital Market under the symbol “CSPLF”, and on the Toronto Stock Exchange under the symbol “CSW”. The Company has 14,496,165 shares outstanding.
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